================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)



                                AmeriCredit Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
 ------------------------------------------------------------------------------
                         (Title of class of securities)


                                    03060R101
 ------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
 ------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                January 10, 2008
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


================================================================================


-------------------------------------------------          -------------------------------
CUSIP No. 03060R101                                 13D                Page 2
-------------------------------------------------          -------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Leucadia National Corporation

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       N/A

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          New York

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                             -0-

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     20,159,300*
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:                        -0-
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                20,159,300*

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              20,159,300*
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  17.7%*
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                                      CO

------------------------------------------------------------------------------------------

* Includes (A) 11,316,200 shares of common stock, representing approximately
9.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of a share forward transaction agreement between Baldwin
Enterprises, Inc. and Jefferies & Company, Inc., and (B) an aggregate of
3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives
Inc. See Item 6 of this Statement on Schedule 13D for a description of the share forward transaction and the option transactions.


-------------------------------------------------          -------------------------------
CUSIP No. 03060R101                                 13D                Page 3
-------------------------------------------------          -------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Phlcorp, Inc.

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       N/A

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Pennsylvania

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                             -0-

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     20,159,300*
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:                        -0-
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                20,159,300*

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              20,159,300*
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  17.7%*
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                                      CO

------------------------------------------------------------------------------------------


* Includes (A) 11,316,200 shares of common stock, representing approximately
9.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of a share forward transaction agreement between Baldwin
Enterprises, Inc. and Jefferies & Company, Inc., and (B) an aggregate of
3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives
Inc. See Item 6 of this Statement on Schedule 13D for a description of the share forward transaction and the option transactions.



-------------------------------------------------          -------------------------------
CUSIP No. 03060R101                                 13D                Page 4
-------------------------------------------------          -------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Baldwin Enterprises, Inc.

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       WC

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Colorado

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                             -0-

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     20,159,300*
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:                        -0-
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                20,159,300*

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              20,159,300*
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  17.7%*
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                                      CO

------------------------------------------------------------------------------------------


* Includes (A) 11,316,200 shares of common stock, representing approximately
9.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of a share forward transaction agreement between Baldwin
Enterprises, Inc. and Jefferies & Company, Inc., and (B) an aggregate of
3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives
Inc. See Item 6 of this Statement on Schedule 13D for a description of the share forward transaction and the option transactions.


-------------------------------------------------          -------------------------------
CUSIP No. 03060R101                                 13D                Page 5
-------------------------------------------------          -------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             RCG Baldwin, L.P.

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       WC

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                             -0-

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     3,250,000*
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:                        -0-
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                3,250,000*

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              3,250,000*
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  2.8%*
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                                      PN

------------------------------------------------------------------------------------------



* Consists of an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of this Statement on Schedule
13D for a description of the option transactions.










--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 6
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             RCG PB, Ltd

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       WC

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Cayman Islands

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                    256,250

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     -0-
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:               256,250
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                -0-

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           256,250
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW              Less than 1%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                                    CO

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 7
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             RCG Sextant Master Fund, Ltd.

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       WC

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Cayman Islands

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                    697,240

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     -0-
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:               697,240
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                -0-

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           697,240
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW              Less than 1%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                              CO

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 8
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Ramius Advisors, L.L.C.

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       OO

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                    256,250

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     -0-
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:               256,250
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                -0-

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           256,250
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW              Less than 1%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                          IA, OO

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 9
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             RCG Enterprise, Ltd

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       WC

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Cayman Islands

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                    1,046,510

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     -0-
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:               1,046,510
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                -0-

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           1,046,510
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW              Less than 1%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                              CO

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                 Page 10
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Ramius Capital Group, L.L.C.

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       OO

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                    2,000,000

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     -0-
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:               2,000,000
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                -0-

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           2,000,000
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  1.8%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                          IA, OO

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                 Page 11
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             C4S & Co., L.L.C.

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       OO

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                    2,000,000

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                     -0-
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:               2,000,000
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:                -0-

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           2,000,000
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  1.8%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                              OO

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                 Page 12
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Peter A. Cohen

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       OO

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                          -0-

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                  2,000,000
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:                     -0-
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:             2,000,000

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           2,000,000
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  1.8%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                              IN

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                 Page 13
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Morgan B. Stark

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       OO

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                          -0-

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                  2,000,000
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:                     -0-
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:             2,000,000

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           2,000,000
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  1.8%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                              IN

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                 Page 14
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Thomas W. Strauss

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       OO

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                          -0-

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                  2,000,000
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:                     -0-
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:             2,000,000

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           2,000,000
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  1.8%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                              IN

------------------------------------------------------------------------------------------




-------------------------------------------------          -------------------------------
CUSIP No. 03060R101                                 13D                Page 15
-------------------------------------------------          -------------------------------

------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON:             Jeffrey M. Solomon

------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                         (a)  [X]
                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS:                                       OO

------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER:                          -0-

                --------------------------------------------------------------------------
  NUMBER OF             8        SHARED VOTING POWER:                  2,000,000
   SHARES
BENEFICIALLY    --------------------------------------------------------------------------
  OWNED BY              9        SOLE DISPOSITIVE POWER:                     -0-
    EACH
  REPORTING     --------------------------------------------------------------------------
 PERSON WITH           10        SHARED DISPOSITIVE POWER:             2,000,000

------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           2,000,000
                 REPORTING PERSON:
------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [_]
                 EXCLUDES CERTAIN SHARES:
------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  1.8%
                 (11):
------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                              IN

------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

            The title and class of equity security to which this Statement on
Schedule 13D relates is the common stock, $0.01 par value per share (the "Common Stock"), of AmeriCredit Corp., a Texas corporation (the "Company"). The address of the principal executive office of the Company is 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102.

ITEM 2.  IDENTITY AND BACKGROUND.

            This Statement on Schedule 13D is filed by the Leucadia Reporting Persons and the Ramius Reporting Persons (each as defined below). The Leucadia Reporting Persons and the Ramius Reporting Persons are sometimes herein referred to collectively as the "Reporting Persons," and each as a "Reporting Person."

            The Leucadia Reporting Persons and the Ramius Reporting Persons each expressly disclaim beneficial ownership for all purposes of the Common Stock held by the others. The Reporting Persons have filed this statement solely because they may be deemed to be a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Leucadia Reporting Persons and the Ramius Reporting Persons are solely responsible for the information contained in this Statement on Schedule 13D relating to such Reporting Person. Neither the Leucadia Reporting Persons nor the Ramius Reporting Persons assume any responsibility for information contained herein with respect to the other Reporting Person.

            (1) The Leucadia Reporting Persons.

            (a) - (c) and (f) The Leucadia Reporting Persons are Leucadia National Corporation ("Leucadia"), Phlcorp, Inc. ("Phlcorp"), Baldwin Enterprises, Inc. ("Baldwin") and RCG Baldwin, L.P. ("RCG Baldwin").

            Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a diversified holding company engaged in a variety of businesses, including manufacturing, telecommunications, property management and services, gaming entertainment, real estate activities, medical product development and winery operations. The Company also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including a broker-dealer engaged in the trading of high yield and special situation securities, land based contract oil and gas drilling, real estate activities and development of a copper mine in Spain. Approximately 25.1% of the common shares of Leucadia outstanding at December 31, 2007 (including shares issuable pursuant to currently exercisable warrants) are beneficially owned (directly and through family members and family trusts) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia. Charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective charitable foundations. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

            Phlcorp is a Pennsylvania corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102. Phlcorp is a holding company through which Leucadia conducts certain of its operations. All of its outstanding shares are owned by Leucadia.

            Baldwin is a Colorado corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102. Baldwin is a holding company through which Leucadia conducts certain of its operations. All of its outstanding shares are owned by Phlcorp.

            RCG Baldwin is a Delaware limited partnership whose principal business is making investments utilizing various strategies. The principal office of RCG Baldwin is c/o Ramius Capital, 666 Third Avenue, 26th Floor, New York, New York 10017.

            The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Leucadia Reporting Person is set forth on Schedule A hereto.

            (d) - (e) During the last five years none of the Leucadia Reporting Persons, nor, to their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (2) The Ramius Reporting Persons.

            (a) - (c) and (f) The Ramius Reporting Persons are RCG PB, Ltd. ("RCG PB"), RCG Sextant Master Fund, Ltd. ("RCG Sextant"), Ramius Advisors, L.L.C. ("Ramius Advisors"), RCG Enterprise, Ltd. ("RCG Enterprise"), Ramius Capital Group, L.L.C. ("Ramius Capital"), C4S & Co., L.L.C. ("C4S"), Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

            RCG PB and RCG Sextant are Cayman Islands exempted companies whose principal business is making investments utilizing various strategies. Ramius Advisors is a Delaware limited liability company whose principal business is money management and investment advisory services for third parties and proprietary accounts and serves as the investment advisor of RCG PB. RCG Enterprise is a Cayman Islands exempted company whose principal business is serving as a private investment fund. Ramius Capital is a Delaware limited liability company whose principal business is money management and investment advisory services for third parties and proprietary accounts and is the investment manager of RCG Enterprise and RCG Sextant and the sole member of Ramius Advisors. C4S is a Delaware limited liability company which serves as managing member of Ramius Capital. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon each serves as co-managing member of C4S and each is a citizen of the United States of America.

            The principal office of each Ramius Reporting Person, except RCG Enterprise, RCG PB and RCG Sextant, is c/o Ramius Capital, 666 Third Avenue, 26th Floor, New York, New York 10017. The address of the principal office of each of RCG Enterprise, RCG PB and RCG Sextant is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

            The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Ramius Reporting Person is set forth on Schedule B hereto.

            (d) - (e) During the last five years none of the Ramius Reporting Persons, nor, to their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (1) The Leucadia Reporting Persons.

            The aggregate amount of funds used by Baldwin to purchase the 5,593,100 shares of Common Stock reported herein by the Leucadia Reporting Persons was $70,094,432, including commissions. All purchases of these shares of Common Stock were made in open market transactions. In addition, Baldwin paid $72,989,490 to Jefferies & Company, Inc. ("Jefferies") as a prepayment under the share forward transaction described in Item 6 of this Statement on Schedule 13D and incorporated herein by reference. Baldwin will pay Jefferies the balance of the purchase price under the share forward transaction ($72,989,490) on February 25, 2008 in settlement of the share forward transaction. RCG Baldwin paid $12,675,000 to Lehman Brothers OTC Derivatives Inc. ("Lehman") as a fee under option agreements described in Item 6 of this Schedule 13D and incorporated herein by reference. RCG Baldwin will pay $29,250,000 to Lehman on March 14, 2008 should Baldwin choose to exercise the options described in Item 6 of this Statement on Schedule 13D. The source of funds used in connection with the purchase of these shares of Common Stock and these option agreements is Baldwin's funds available for investment. The information on Schedule A hereto is incorporated by reference.

            (2) The Ramius Reporting Persons.

            The aggregate amount of funds used by the Ramius Reporting Persons to purchase the 2,000,000 shares of Common Stock reported herein by the Ramius Reporting Persons was $23,636,388, excluding commissions. All purchases of Common Stock by the Ramius Reporting Persons were made in open market transactions. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION.

            The Reporting Persons acquired the shares of Common Stock reported herein to acquire a significant minority interest in the Company. The Reporting Persons will consider increasing their stake in the Company through open market purchases or otherwise, depending on the Company's business prospects, prevailing prices and market conditions from time to time.

            Leucadia and the Company's President and Chairman have been discussing a "standstill" agreement dealing with subject matters customarily covered in an agreement with a significant minority shareholder.

            No assurance can be given that a standstill agreement will be entered into, as to the terms of any such standstill, or that the Reporting Persons would acquire additional shares of Common Stock even if a standstill agreement is reached. The Reporting Persons may also dispose of securities of the Company at any time and from time to time.

            On January 4, 2008, in connection with its acquisition of Common Stock, Leucadia filed the notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice. On January 17, 2008, Leucadia requested early termination of the waiting period under the HSR Act. The waiting period is expected to expire on February 4, 2008, unless early termination is granted.

            Except as set forth above, neither the Reporting Persons, nor to their knowledge, any of their respective directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            As of the close of business on the date of this Statement, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 22,159,300 shares of Common Stock, representing approximately 19.4% of the shares of Common Stock presently outstanding. All percentages in this Item 5 are based on 114,162,314 shares of Common Stock outstanding as of October 31, 2007, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. The Leucadia Reporting Persons and the Ramius Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other Reporting Person. The foregoing does not include any shares that are subject to the exchange-traded put options reported in Item 6 hereof.

            (1) The Leucadia Reporting Persons.

            (a) The responses of the Leucadia Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D and the information on Schedule A hereto are incorporated herein by reference. As of the close of business on the date of this Statement, the Leucadia Reporting Persons beneficially owned the following shares of Common Stock:

                  (i) Baldwin may be deemed to beneficially own an aggregate of 20,159,300 shares of Common Stock, representing approximately 17.7% of the shares of Common Stock presently outstanding. This consists of (A) 5,593,100 shares of Common Stock, representing approximately 4.9% of the shares of Common Stock presently outstanding, that Baldwin owns, (B) 11,316,200 shares of Common Stock, representing approximately 9.9% of the shares of Common Stock presently outstanding, that Baldwin may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the share forward transaction agreement between Baldwin and Jefferies described in Item 6 of this Statement on Schedule 13D and incorporated herein by reference, and (C) 3,250,000 shares of Common Stock, representing approximately 2.8% of the shares of Common Stock presently outstanding, that Baldwin may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of option agreements between RCG Baldwin and Lehman described in Item 6 of this Statement on Schedule 13D and incorporated herein by reference.

                  (ii) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                  (iii) By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                  (iv) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

            (b) The responses of the Leucadia Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D, Item 5(a) hereof and the information on Schedule A hereto are incorporated herein by reference. Leucadia, Phlcorp and Baldwin may be deemed to share voting and dispositive power with respect to the 5,593,100 shares of Common Stock owned by Baldwin reflected in this Statement on Schedule 13D.

                  Although the Leucadia Reporting Persons do not currently have the power to vote or dispose of the 11,316,200 shares of Common Stock that Leucadia, Phlcorp and Baldwin may be deemed to beneficially own pursuant to the terms of the share forward transaction agreement between Baldwin and Jefferies described in Item 6 of this Statement on Schedule 13D and incorporated herein by reference, Leucadia, Phlcorp and Baldwin may be deemed under Rule 13d-3 to share voting and dispositive power with respect to the 11,316,200 shares of Common Stock.

                  Although the Leucadia Reporting Persons do not currently have the power to vote or dispose of the 3,250,000 shares of Common Stock that the Leucadia Reporting Persons may be deemed to beneficially own pursuant to the terms of option agreements between RCG Baldwin and Lehman described in Item 6 of this Statement on Schedule 13D and incorporated herein by reference, the Leucadia Reporting Persons may be deemed under Rule 13d-3 to share voting and dispositive power with respect to the 3,250,000 shares of Common Stock.

            (c) Except as set forth herein or in the attached Schedule C (with respect to the Leucadia Reporting Persons), the Leucadia Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

            (d) Not applicable.

            (e) Not applicable.

            (2) The Ramius Reporting Persons.

            (a) The responses of the Ramius Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date of this Statement, the Ramius Reporting Persons beneficially owned the following shares of Common Stock:

                  (i) RCG PB beneficially owns an aggregate of 256,250 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

                  (ii) RCG Sextant beneficially owns an aggregate of 697,240 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

                  (iii) RCG Enterprise beneficially owns an aggregate of 1,046,510 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

                  (iv) As investment manager of RCG PB, Ramius Advisors may be deemed the beneficial owner of the 256,250 shares of Common Stock owned by RCG PB.

                  (v) As investment manager of RCG Enterprise and RCG Sextant and sole member of Ramius Advisors, Ramius Capital may be deemed the beneficial owner of the 2,000,000 shares of Common Stock owned by RCG Enterprise, RCG Sextant and RCG PB.

                  (vi) As the managing member of Ramius Capital, C4S may be deemed the beneficial owner of the 2,000,000 shares of Common Stock owned by RCG Enterprise, RCG Sextant and RCG PB.

                  (vii) As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the 2,000,000 shares of Common Stock owned by RCG Enterprise, RCG Sextant and RCG PB.

            (b) Each of the Ramius Reporting Persons has sole voting and dispositive power of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof, except that each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon has shared voting and dispositive power of the shares of Common Stock reported as beneficially owned by him in Item 5(a) hereof.

            (c) Except as set forth herein or in the attached Schedule D (with respect to the Ramius Reporting Persons), the Ramius Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Baldwin and Jefferies have entered into a share forward transaction agreement, dated January 11, 2008, pursuant to which Baldwin will acquire an aggregate of 11,316,200 shares of Common Stock at a price of $12.90 per share on February 25, 2008. Baldwin paid $72,989,490 to Jefferies on January 11, 2008 as a prepayment and will pay an additional $72,989,490 to Jefferies on settlement of the share forward transaction. The share forward transaction agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

            On January 16, 2008, January 18, 2008 and January 22, 2008, RCG Baldwin and Lehman entered into option agreements pursuant to which RCG Baldwin has the right to acquire an aggregate of 3,250,000 shares of Common Stock at a price of $9.00 per share on March 14, 2008 (the "Lehman

Options"). RCG Baldwin paid $12,675,000 to Lehman for the Lehman Options. The form of the option agreements is attached hereto as Exhibit 2 and is incorporated herein by reference.

            RCG Baldwin (which holds the Lehman Options as nominee for Baldwin), Ramius Advisors, the general partner of RCG Baldwin, and Baldwin have an oral understanding that Ramius Advisors and RCG Baldwin will not have any interest in or any decision making authority with respect to the Lehman Options and the shares of Common Stock underlying the Lehman Options. Baldwin, the sole limited partner of RCG Baldwin, has sole decision making authority and sole pecuniary interest with respect to the Lehman Options and the shares of Common Stock underlying the Lehman Options.

            On December 13, 2007 and December 17, 2007, RCG Sextant and RCG Enterprise sold exchange-traded put options underlying Common Stock, pursuant to which they are obligated to purchase, but have no right to acquire, an aggregate of 261,600 shares of Common Stock and 38,400 shares of Common Stock, respectively, at a price of $7.50 per share. The put options are exercisable by their holders at any time prior to their expiration on May 17, 2008. RCG Sextant and RCG Enterprise received $1.15 for each share of Common Stock covered by the put options.

            Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement on Schedule 13D, and any amendment or amendments thereto, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Share Forward Transaction Agreement, dated January 11, 2008, between Baldwin Enterprises, Inc. and Jefferies & Company, Inc.

EXHIBIT 2 Form of Option Agreement, between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc.

EXHIBIT 3 Agreement as to Joint Filing of Schedule 13D, dated January 22, 2008, by and among Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., RCG Baldwin, L.P., RCG PB Ltd, RCG Sextant Master Fund, Ltd., Ramius Advisors, L.L.C., RCG Enterprise, Ltd, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon.

                                        SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 2008

                                 LEUCADIA NATIONAL CORPORATION

                                 By:   /s/  Joseph A. Orlando
                                     ----------------------------------------
                                      Name:   Joseph A. Orlando
                                      Title:  Vice President and Chief Financial
                                              Officer

                                 PHLCORP, INC.

                                 By:   /s/  Joseph A. Orlando
                                     ----------------------------------------
                                      Name:   Joseph A. Orlando
                                      Title:  Vice President

                                 BALDWIN ENTERPRISES, INC.

                                 By:   /s/  Joseph A. Orlando
                                     ----------------------------------------
                                      Name:   Joseph A. Orlando
                                      Title:  Vice President

                                 RCG BALDWIN, L.P.

                                 By: Ramius Advisors, LLC
                                          Its General Partner
                                 By: Baldwin Enterprises, Inc.
                                          As Attorney-In-Fact

                                 By:   /s/  Joseph A. Orlando
                                     ----------------------------------------
                                      Name:  Joseph A. Orlando
                                      Title: Vice President

                                 RCG PB, LTD

                                 By: Ramius Advisors, L.L.C.
                                          Its Investment Advisor

                                 By: Ramius Capital Group, L.L.C.
                                              As Sole Member

                                 By: C4S & Co., L.L.C.
                                          As Managing Member

                                 RCG SEXTANT MASTER FUND, LTD.

                                 By: Ramius Capital Group, L.L.C.
                                          Its Investment Manager

                                 By: C4S & Co., L.L.C.
                                          As Managing Member

                                 RAMIUS ADVISORS, LLC

                                 By: Ramius Capital Group, L.L.C.
                                              As Sole Member

                                 By: C4S & Co., L.L.C.
                                          As Managing Member

                                 RCG ENTERPRISE, LTD

                                 By: Ramius Capital Group, L.L.C.
                                          Its Investment Manager

                                 By: C4S & Co., L.L.C.
                                          As Managing Member

                                 RAMIUS CAPITAL GROUP, LLC

                                 By: C4S & Co., L.L.C.
                                          As Managing Member

                                 C4S & CO., LLC

                                 By:   /s/  Jeffrey M. Solomon
                                     ----------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                   /s/  Jeffrey M. Solomon
                                 ------------------------------------------
                                 JEFFREY M. SOLOMON
                                 Individually and as attorney-in-fact for
                                 Peter A. Cohen, Morgan B. Stark and
                                 Thomas W. Strauss

                                  EXHIBIT INDEX

Exhibit No.
-----------

      1 Share Forward Transaction Agreement, dated January 11, 2008, between Baldwin Enterprises, Inc. and Jefferies & Company, Inc.

      2 Form of Option Agreement, between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc.

      3 Agreement as to Joint Filing of Schedule 13D, dated January 22, 2008, by and among Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., RCG Baldwin, L.P., RCG PB Ltd, RCG Sextant Master Fund, Ltd., Ramius Advisors, L.L.C., RCG Enterprise, Ltd, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon.

                                                                      Schedule A

       DIRECTORS AND EXECUTIVE OFFICERS OF THE LEUCADIA REPORTING PERSONS

The name, business address, present principal occupation or employment, ownership of common stock of AmeriCredit Corp. and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Leucadia Reporting Persons is set forth below. Shares reflected below were acquired with the purchaser's funds available for investment for a purchase price of $249,610. Unless otherwise specified, the business address of each person listed below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010. To the knowledge of the Reporting Persons, each person listed below is a United States citizen.

For purposes of this Schedule A, Leucadia is "(a)", Phlcorp is "(b)", and Baldwin is "(c)".

-------------------------------------------------------------------------------------
Name and Business Address    Directorship     Offices            Principal Occupation
-------------------------    ------------     -------            or Employment
                                                                 --------------------
-------------------------------------------------------------------------------------
Ian M. Cumming                  (a), (c)    Chairman of the      Chairman of the
c/o Leucadia National                       Board of (a);        Board of (a)
Corporation                                 Chairman of the
529 E. South Temple                         Board of (c)
Salt Lake City, Utah 84102
-------------------------------------------------------------------------------------
Joseph S. Steinberg             (a), (c)    President of (a);    President of (a)
                                            President of (c)
-------------------------------------------------------------------------------------
Paul M. Dougan                  (a)         --                   Private Investor
-------------------------------------------------------------------------------------
Lawrence D. Glaubinger          (a)         --                   Private Investor
-------------------------------------------------------------------------------------
James E. Jordan                 (a)         --                   Private Investor
-------------------------------------------------------------------------------------
Jesse Clyde Nichols, III        (a)         --                   Private Investor
-------------------------------------------------------------------------------------
Alan J. Hirschfield             (a)         --                   Private Investor
                                                                  and Consultant
-------------------------------------------------------------------------------------
Jeffrey C. Keil                 (a)         --                   Private Investor
-------------------------------------------------------------------------------------
Philip M. Cannella              (b)         Assistant Vice       Assistant Vice
                                            President and        President and
                                            Director of Taxes    Director of Taxes
                                            of (a);              of (a)
                                            Vice President of
                                            (b);
                                            Vice President of
                                            (c)
-------------------------------------------------------------------------------------






-------------------------------------------------------------------------------------
Name and Business Address    Directorship     Offices            Principal Occupation
-------------------------    ------------     -------            or Employment
                                                                 --------------------
-------------------------------------------------------------------------------------
Thomas E. Mara                  (b)         Executive Vice       Executive Vice
                                            President of (a);    President of (a)
                                            President of (b);
                                            Executive Vice
                                            President of (c)
-------------------------------------------------------------------------------------
Joseph A. Orlando               (b), (c)    Vice President and   Vice President and
(24,000 shares of Common Stock)             Chief Financial      Chief Financial
                                            Officer of (a);      Officer of (a)
                                            Vice President and
                                            Treasurer of (b);
                                            Vice President of
                                            (c)
-------------------------------------------------------------------------------------
Barbara L. Lowenthal            --          Vice President and   Vice President and
                                            Comptroller of (a);  Comptroller of (a)
                                            Vice President of
                                            (c)
-------------------------------------------------------------------------------------
Justin R. Wheeler               --          Vice President of    Vice President of
                                            (a);                 (a)
                                            Vice President of
                                            (c)
-------------------------------------------------------------------------------------
Jane Goldman                    --          Assistant Vice       Assistant Vice
                                            President            President
                                            of (a); Vice         of (a)
                                            President of
                                            (b)
-------------------------------------------------------------------------------------
Joseph M. O'Connor              --          Vice President of    Vice President of
                                            (a);                 (a)
                                            Vice President of
                                            (b);
                                            Vice President of
                                            (c)
-------------------------------------------------------------------------------------
Joseph E. Sartin                --          Vice President and   Vice President and
                                            Assistant Secretary  Assistant
                                            of (b)               Secretary of (b)
-------------------------------------------------------------------------------------
Rocco J. Nittoli                --          Treasurer of (a);    Treasurer of (a)
                                            and
                                            Treasurer of (c)
-------------------------------------------------------------------------------------
Patrick D. Bienvenue            --          Vice President of    Vice President of
                                            (c)                  (c)
-------------------------------------------------------------------------------------
Corinne A. Maki                 --          Vice President &     Vice President &
                                            Assistant Secretary  Assistant
                                            of (c)               Secretary of (c)

-------------------------------------------------------------------------------------

                                                                      Schedule B

        DIRECTORS AND EXECUTIVE OFFICERS OF THE RAMIUS REPORTING PERSONS

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Ramius Reporting Persons (other than individuals) is set forth below. Unless otherwise specified, the business address of each person listed below is 666 Third Avenue, 26th Floor, New York, NY 10017. To the knowledge of the Reporting Persons, each person listed below is a United States citizen.

For purposes of this Schedule B, RCG PB is "(a)", RCG Sextant is "(b)", Ramius Advisors is "(c)", RCG Enterprise is "(d)", Ramius Capital is "(e)", and C4S is "(f)".

-------------------------------------------------------------------------------------
Name and Business Address    Directorship     Offices            Principal Occupation
-------------------------    ------------     -------            or Employment
                                                                 --------------------
-------------------------------------------------------------------------------------
Morgan B. Stark                 (a); (d)    --                   Managing Member of
                                                                 (f)
-------------------------------------------------------------------------------------
Marran Ogilvie                  (a); (d)    --                   General Counsel of
                                                                 (e)
-------------------------------------------------------------------------------------
CFS Company Ltd.                (a); (b);   --                   Nominee Company
c/o Citco Fund Services         (d)                              registered with
(Cayman Islands) Limited                                         Cayman Islands
Corporate Center                                                 Monetary Authority
West Bay Road                                                    and is affiliated
Grand Cayman, Cayman Islands                                     with Administrator
British West Indies                                              of the Fund
-------------------------------------------------------------------------------------
CSS Corporation Ltd.            --          Secretary of (a);    Affiliate of the
c/o Citco Fund Services                     (b); (d)             Administrator of
(Cayman Islands) Limited                                         the Fund
Corporate Center
West Bay Road
Grand Cayman, Cayman Islands
British West Indies
-------------------------------------------------------------------------------------
Jeffrey Solomon                 (b)                              Managing Member of
                                                                 (f)
-------------------------------------------------------------------------------------
Mason Stark                     (b)         --                   Portfolio Manager
                                                                 of (e)
-------------------------------------------------------------------------------------

                                                                      Schedule C


    Transactions in Shares of Common Stock by the Leucadia Reporting Persons

--------------------------------------------------------------------------------
REPORTING PERSON       DATE        TRANSACTION    NUMBER OF SHARES     PRICE PER
                                                  OF COMMON STOCK*      SHARE*
--------------------------------------------------------------------------------
Baldwin              11/26/2007     Purchase          100,000           $9.67
--------------------------------------------------------------------------------
Baldwin              11/27/2007     Purchase          150,000           $9.94
--------------------------------------------------------------------------------
Baldwin              12/5/2007      Purchase          100,000           $10.38
--------------------------------------------------------------------------------
Baldwin              12/12/2007     Purchase          40,000            $10.33
--------------------------------------------------------------------------------
Baldwin              12/13/2007     Purchase          204,000           $9.73
--------------------------------------------------------------------------------

* Shares of Common Stock were purchased over the day and the aggregate amount and average price are indicated.

                                                                      Schedule D


     Transactions in Shares of Common Stock by the Ramius Reporting Persons

--------------------------------------------------------------------------------
REPORTING PERSON       DATE        TRANSACTION    NUMBER OF SHARES     PRICE PER
                                                  OF COMMON STOCK*      SHARE*
--------------------------------------------------------------------------------
RCG Enterprise        12/11/2007       Purchase      74,706            $11.22
--------------------------------------------------------------------------------
RCG Sextant           12/11/2007       Purchase      510,294           $11.10
--------------------------------------------------------------------------------
RCG Enterprise        12/12/2007       Purchase      8,301             $10.71
--------------------------------------------------------------------------------
RCG Sextant           12/12/2007       Purchase      56,699            $10.70
--------------------------------------------------------------------------------
RCG Enterprise        12/20/2007       Sale          63,851            $10.69
--------------------------------------------------------------------------------
RCG Sextant           12/20/2007       Sale          436,149           $10.70
--------------------------------------------------------------------------------
RCG Enterprise        12/21/2007       Sale          19,156            $12.92
--------------------------------------------------------------------------------
RCG Sextant           12/21/2007       Sale          130,844           $12.92
--------------------------------------------------------------------------------
RCG Enterprise        01/11/2008       Purchase      545,415           $12.04
--------------------------------------------------------------------------------
RCG PB                01/11/2008       Purchase      256,250           $12.04
--------------------------------------------------------------------------------
RCG Sextant           01/11/2008       Purchase      223,335           $12.04
--------------------------------------------------------------------------------
RCG Enterprise        01/14/2008       Purchase      501,095           $11.59
--------------------------------------------------------------------------------
RCG Sextant           01/14/2008       Purchase      473,905           $11.59
--------------------------------------------------------------------------------

* Shares of Common Stock were purchased over the day and the aggregate amount and average price are indicated (excluding commissions).